September 10, 2009

Securities and Exchange Commission
Mail Stop 4720
Attn:  William Friar
202-551-3418

Re:	Bridge Capital Holdings
File Number 1-34165

Dear Mr. Friar:

We have reviewed your letter dated July 30, 2009 regarding compliance with applicable disclosure requirements and enhancements to the overall disclosures included in Bridge Capital Holdings (“Company”) annual and quarterly filings with the Securities and Exchange Commission (“SEC”).  On August 13, 2009 we provided you with explanations and the proposed content to be included in the disclosures of future filings for the items identified during your review of our Form 10-K for December 31, 2008 and Form 10-Q for March 31, 2009; however, as part of that communication we requested an extension until September 10, 2009 for items 7 and 8.  Per our telephone conversation with John Nolan earlier today, we are requesting additional time to respond to these items, as detailed below.

Form 10-Q filed for the Period Ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Risk and Provision for Loan Losses, page 22

7.
We note the continued deterioration in the credit quality of your loan portfolio during fiscal 2008 and into the first quarter of 2009, which has resulted in a significant increase in nonperforming loans and assets as well as significant increases in both the loan loss provision and loan charge-offs during that timeframe. So that a reader will have a clearer understanding of the deterioration being experienced within your loan portfolio, the disclosures within your future filings should be expanded to specifically discuss the nature, geographical location and type of loans contributing to these increases, the problems associated with the specific individual loans, the charge-offs recorded, and the triggering events which lead to both the charge-offs and the significantly increased loan loss provisions. Your disclosures should also address the changes in the coverage ratio of the loan loss allowance to nonperforming loans. Additionally, you should discuss how these more recent and specific events and circumstances have been factored into and considered in the determination of the allowance for loan loss methodologies established by management. Provide us with your proposed future disclosures.

The Company requires additional time to respond to the above comment in light of its complexity and respectively requests an extension until September 17, 2009 to provide such response.

8.
We note in your tabular presentation on page 24, the breakdown of nonperforming loans at March 31, 2009. So that a reader would have a clear understanding of how management identifies problem loans within the loan portfolio as well as the steps taken to address any potential problems, you should address the following in future filings:

•	discuss the processes taken by management in identifying potential problem loans;
•	discuss the steps taken in identifying the nature and type of underlying collateral supporting these loans;
•	discuss how management determines the value of the underlying collateral (i.e. if appraisals are obtained, how often and under what circumstance);
•	discuss how shortfalls are addressed, including the steps taken by management to address these shortfalls (i.e. include the timeframe followed); and
•	discuss the timing when both initial and any subsequent loan charge-offs or additional loan loss provisions are recorded.

Provide us with you proposed future disclosures.

The Company requires additional time to respond to the above comment in light of its complexity and respectively requests an extension until September 17, 2009 to provide such response.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures included in SEC filings.  Additionally, the Company acknowledges that staff comments from the SEC or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filings.  The Company will not assert staff comments from the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any additional questions on the items identified during your review and the responses noted above to me at 408-556-8308 or in my absence Debra J. Bradford, Senior Vice President and Accounting/Financial Reporting Officer, at 408-556-8356.

Sincerely,

/s/ Thomas A. Sa
Thomas A. Sa
Executive Vice President and Chief Financial Officer
Bridge Capital Holdings